Mail Stop 3561

October 30, 2007

Mr. James N. Hauslein, Chief Executive Officer
c/o Hauslein & Company, Inc.
521 Old Dixie Highway
Tequesta, Florida 33469

> Re: **Atlas Acquisition Holdings Corp.**
> **Registration Statement on Form S-1**
> **Filed on September 28, 2007**
> **File No. 333-146368**

Dear Mr. Hauslein:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or on any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General Comments

1.   Prior to the effectiveness of the company's registration statement, please inform us as to whether the amount of compensation allowable or payable to the underwriters has received clearance by the Financial Industry Regulatory Authority (formerly NASD).

2.   Prior to effectiveness, please have an AMEX representative call the staff, or provide a copy of the AMEX letter, to confirm that your securities have been approved for listing.

3.	We note the disclosure on pages 30 and 82 regarding the offering price of the units and warrants. Please discuss the factors you considered in determining to value this offering at $200,000,000 (or a maximum of $230,000,000 if the underwriters' over-allotment option is exercised in full). Please also tell us the factors you considered when determining that you might need $196,245,000 in the trust account to effect the business combination contemplated by the registration statement.

4.	Please disclose to what extent the purchasers in the private placement of the warrants are using their own funds to purchase the warrants.

5.	We note that James N. Hauslein and Gaurav V. Burman have agreed to indemnify the trust against claims of various vendors. Please clarify throughout the document, as appropriate, the obligation of the company to bring a claim against Messrs. Gaurav and Burman to enforce their liability obligation. Clarify whether the company has an obligation to bring this claim, if necessary. Clarify whether the board has any fiduciary obligation to bring such a claim. If not, please explain.

Cover Page of Prospectus

6.	Please explain in more detail in the business section, the particular emphasis upon a joint venture as disclosed on the cover page. Please describe the nature and structure of a possible joint venture.

The Offering, page 4

Securities to be sold to insiders, page 4

7.	Please disclose the affiliates that will purchase the warrants.

Offering proceeds to be held in trust, page 7

8.	The disclosure on page 7 of the prospectus states that, "…there can be released to us from the trust account interest earned on the funds in the trust account (i) up to an aggregate of $3,500,000 to fund expenses related to investigating and selecting a target business and our other working capital requirements and (ii) any amounts we may need to pay our income or other tax obligations." Please clarify whether "any amounts" needed to pay tax obligations are limited to interest earned on the funds in the trust account.

Limited payments to insiders, page 8

9.	In this section and the "Use of Proceeds," please revise to reflect whether there is

Mr. James N. Hauslein
Atlas Acquisition Holdings Corp.
October 30, 2007
Page 3

any limit on the amount of out of pocket expenses that may be incurred by existing stockholders, officers, directors, or their affiliates.

Liquidation if no business combination, page 12

10.   Please include an exhibit containing the agreement/s made by James N. Hauslein and Gaurav V. Burman, whereby they agree to be personally liable for certain claims against the trust account.

11.   Page 14 of the prospectus states that one exception to the non-transferability of the initial shares from the escrow account is any transfer "to an entity's members upon its liquidation." Please elaborate as to what types of entities this refers.

Summary Financial Data, page 15

12.   Based on the disclosure in footnote (1) that the "as adjusted" balance assumes the payment of the deferred underwriter's discounts and commissions, it appears that the $6,000,000 should be removed from the total assets and total liabilities balance. Please advise and revise.

Risk Factors, page 17

13.   We note that the disclosure in the second full risk factor on page 18 states that your securities "will" be listed on the American Stock Exchange. Elsewhere in the prospectus you indicate that you merely intend to list on the American Stock Exchange. Please revise these statements throughout so that they are consistent and accurate.

14.   In the last risk factor on page 18, please state the date through which your statistics on similarly structured blank check companies are current.

15.   In risk factor eight, please clarify whether you have taken any steps towards selecting or hiring any consultants to assist you in your search for a target business. If so, please discuss the steps you have taken in detail in the business section.

16.   We note your disclosure regarding the warrants in risk factor 14. Given that the warrants may expire worthless if there is no effective registration statement, there would appear to be the risk that a purchaser may pay the full unit purchase price solely for the shares underlying the unit. Please revise your disclosures accordingly, or tell us why you believe that no revisions are required.

17.   Risk factor 17 states that you "will not be required to obtain a fairness opinion if [y]our board is not able to independently determine that the target business has a

Mr. James N. Hauslein
Atlas Acquisition Holdings Corp.
October 30, 2007
Page 4

sufficient fair market value to meet the threshold criterion." Please revise to disclose how you would likely proceed if your board were unable to independently make a fair market value determination.

18.   Please revise the last risk factor on page 27 to affirmatively state whether you have taken steps to secure third party financing. If so, please discuss such steps in detail in an appropriate section of the prospectus.

19.   Please revise risk factor 35 to also address the number of blank check companies that have filed registration statements that have not gone effective and the amount of funds sought by those blank check companies.

20.   We note the third risk factor on page 28 regarding your existing stockholder controlling the company and influencing certain actions requiring a stockholder vote. Please disclose whether the existing stockholder, or officers and directors, intend to purchase units or shares of common stock from the company in the offering or later private placements, or from persons in the open market or private transactions. If the existing stockholder, or officers and directors, do intend to make purchases, please discuss how the purchases may impact their ability to determine the outcome of matters requiring stockholder approval, such as a business combination. If the existing stockholder, or officers and directors, do not currently intend to make such purchases, please disclose the factors that they would consider to make purchases, including the ability to influence the stockholder vote to approve a business combination. Please briefly disclose any relevant information in the summary.

21.   Please revise risk factor 38 to indicate the number of shares purchased by the founders.

22.   Please include the right of first refusal agreement with Promethean as an exhibit in your next amendment.

Dilution, page 38

23.   In the line item "increase attributable to new investors and private sales," please separate the amounts as required by Item 506(b) of Regulation S-K.

24.   We note that your dilution presentation assigns no value to the warrants that you have, or will have, outstanding following the offering. Please clarify to the investor that their actual dilution may be higher as a result of the exercise of these warrants, particularly if a cashless exercise is utilized.

Management's Discussion and Analysis of Financial Condition and Results of
Operations, page 41

25.   We note on page 42 of the prospectus that the $150,000 in loans made by James
        N. Hauslein and Promethean Investments LLP are to be repaid out of the
        $150,000 of proceeds from the offering not placed in the trust. The prospectus
        also states on page 7 that with certain exceptions "…expenses incurred by us may
        be paid prior to a business combination only from the net proceeds of this offering
        not held in the trust account, which is $150,000." Please clarify how the offering
        proceeds held outside the trust will be sufficient to pay incurred expenses and also
        repay the loans made by James N. Hauslein and Promethean Investments LLP. If
        our understanding is incorrect, please clarify.

Proposed Business, page 43

26.   We note on page 45 of your prospectus that "[w]e will seek to acquire established
        companies with sound historical financial performance." Page 46 states that
        "…we may seek to consummate a business combination with a company that may
        be financially unstable or in its early stages of development or growth." Please
        discuss the circumstances under which you would diverge from your guideline of
        seeking a target business that is an established company with a sound historical
        performance.

27.   On page 46, the company's structure is described as being attractive to certain
        private businesses that want to merge with an already public company to avoid
        the adverse consequences of undertaking its own public offering. Please reconcile
        this statement with difficulties outlined on pages 53 and 54 and balance your
        disclosure appropriately.

Sources of target businesses, page 46

28.   We note the disclosure that you may use third party finders and pay a finder's fee
        to locate potential businesses. Please disclose the factors the company would use
        to determine whether to use a finder and pay a finder's fee.

29.   We note that you will not pay any of your existing officers, directors,
        stockholders or special advisors, or their affiliates, any finder's fees or other
        compensation for services in connection with the business combination. Please
        disclose if these persons could receive such compensation from the target
        company and whether payment of finder's fees or consulting fees to these persons
        will be a criterion in the selection process of an acquisition candidate. In addition,
        please describe any policy prohibiting your management's pursuit of such fees or
        reimbursements from the acquisition target company. If you do not have such a
        policy, please explicitly state so and consider including an appropriate risk factor.

Mr. James N. Hauslein
Atlas Acquisition Holdings Corp.
October 30, 2007
Page 6

30.   Please disclose whether the independent investment banking firm is required to be a member of the Financial Industry Regulatory Authority (FINRA).

Fair market value of target business, page 48

31.   Please revise to state whether or not you anticipate that shareholders, in addition to the board of directors, will be entitled to rely on any such fairness opinion. If you anticipate that future disclosure may indicate that the investment banking firm takes the view that shareholders may not rely on the opinion, revise to address how you will consider such a view in deciding which investment banking firm to hire.

Conversion rights, page 50

32.   Please revise the statement on page 51 that requiring physical or electronic tendering of shares "would not result in any increased cost to shareholders" to take into account the possibility that shareholders elect conversion but the transaction is not approved. In such event, it appears that a shareholder might have to pay $35 to elect conversion when this payment would otherwise not be required.

33.   Please revise page 51 to delete the reference to a "put" right, which would suggest that shareholders have the right to force the company to purchase their shares.

34.   Please add a risk factor discussing the extra steps required to convert, the additional burden this places upon shareholders, and the time pressures and additional cost incurred as a result of this step.

35.   Please tell us whether there will be a minimum number of days between the mailing of the proxy statement and the vote to allow sufficient time to shareholders to complete the additional steps to convert.

Management, page 59

36.   If you voluntarily disclose business experience of management and the special advisors beyond five years, provide a complete discussion. Please include all dates of management's association or employment with the listed firms and companies.

37.   Page 60 of the prospectus states that "Mr. Desai has served on the board of directors of a number of public companies, including The Rouse Company, Sitel Corporation, TeleCorp PCS, SunCom Wireless, Independence Community Bank, and Sunglass Hut International." Please disclose a complete list of the companies where Mr. Desai serves as a director.

Special Advisors, page 60

38.   Please revise to clarify what duties, if any, the special advisors will owe to the
        company and its shareholders. Also revise to clarify how the restrictive terms of
        your offering – such as those requiring initial shareholder to vote a certain way –
        will apply to these special advisors.

Conflicts of Interest, page 64

39.   We note the following statement in the second bullet point of the "Conflicts of
        Interest" section:

                Our officers and directors may have conflicts of interest in
                determining to which entity a particular business opportunity should
                be presented. Accordingly, we do not expect our independent
                directors to present investment and business opportunities to us. For
                a complete description of our directors' other affiliations, see
                "Management — Directors and Executive Officers" above.

        Please revise the "Conflicts of Interest" section to include a complete discussion
        of each affiliation that may cause a conflict of interest.

40.   Page 65 of the prospectus states that "James N. Hauslein is a director of Liberty
        Acquisition Holdings Corp …. Liberty has specifically stated that it does not
        expect its independent directors to present investment and business opportunities
        to it." Please clarify whether James N. Hauslein is an independent director of
        Liberty Acquisition Holdings Corp.

41.   In discussing those entities in which officers and director have a pre-existing
        fiduciary obligation, please provide sufficient information regarding the entities
        and their acquisition criteria, if any, to determine the likelihood that an investment
        opportunity may not be presented to the company because of the fiduciary duties.

Principal Stockholders, page 67

42.   Please clarify whether a transferee of the initial shares outstanding prior to the
        date of the prospectus would receive any portion of the liquidation proceeds in the
        event of a liquidation.

Underwriting, page 82

43.   We note the contingent nature of part of the underwriters' compensation. In light
        of Regulation M, please include disclosure in the registration statement regarding

when the distribution ends. This disclosure may relate to when all of the shares have been sold, there are no more selling efforts, there is no more stabilization or the over-allotment has been exercised. Note that disclosure merely stating that the distribution ends at the closing of the IPO is insufficient.

Financial Statements, page F-1

44.   Please provide a currently dated consent in any amendment and ensure the financial statements are updated as required by Rule 3-12(g) of Regulation S-X.

Note 6 – Commitments, F-10

45.   Considering the private placement warrants will be sold to your officers and their affiliates, please disclose the fair value of these warrants and the amount of compensation expense to be recognized. As applicable, please expand MD&A to discuss the likely future effect of the issuance of the private placement warrants on your financial condition and results of operations. In addition, please provide us with your analysis supporting your fair value determination.

Exhibits

46.   Please note that several of your exhibits have not been filed. Please file these agreements to allow sufficient time for us to review the documents.

Closing Comments

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested supplemental information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filings reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that

Mr. James N. Hauslein
Atlas Acquisition Holdings Corp.
October 30, 2007
Page 9

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as a confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

Any questions regarding the accounting comments may be directed to Blaise Rhodes at (202) 551-3774. Questions on other disclosure issues may be directed to Dana Brown at (202) 551-3859.

Sincerely,

John Reynolds
Assistant Director

cc: Brian Blaney, Esq.
Fax: (602) 445-8603